04024146

PT Multimedia

April 6, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

APR 6

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

SUPPL

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing the payment of a dividend to Company shareholders for the year ended December 31, 2003.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PROCESSED
APR 09 2004
THOMSON FINANCIAL

dlw 4/8

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35

Sociedade Aberta - Pessoa Colectiva Nº 504 453 513 - Capital Social 42.323.600 euros - Mat. Nº 8357 - 4ª Secção da CRCL

Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Public Company
Registered Office: Av. 5 de Outubro, no. 208, Lisbon
Collective Person no. 504 453 513
Registered in the Lisbon Registrar of Companies under no. 8357
Share Capital: 78,448,464 Euros

DIVIDEND PAYMENT FOR 2003

In accordance with Portuguese legislation and pursuant to the decision of the Shareholders' Meeting of March 26, 2004, Shareholders are hereby informed that the following dividends per share for the year ended December 31,2003 will be paid on April 23, 2004:

Resident Shareholders

Gross dividend	Euro 0.0800
Withholding Tax (IRS/IRC) (15.0%)	Euro 0.0120
Net Dividend	Euro 0.0680

Non-Resident Shareholders

Gross dividend	Euro 0.0800
Withholding Tax (IRS/IRC) (25.0%)	Euro 0.0200
Net Dividend	Euro 0.0600

Payment will be made through the Portuguese Securities Clearing House.

As of April 20, 2004 (ex-date), PT Multimedia shares will trade on Euronext Lisbon without rights to the 2003 dividend. Record date: April 22, 2004.

Lisbon, April 05, 2004

PT-Multimédia, SGPS, S.A.